HINTO ENERGY, INC.




                                October 22, 2014



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Washington, D.C.  20549

Re: Hinto Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014

Form 8-K
Filed July 23, 2014
File No. 000-26317

Dear Mr. Skinner:

We are in receipt of the Securities and Exchange Commission (SEC) letter dated September 25, 2014, regarding the above referenced filings of Hinto Energy, Inc.

There has been a delay with obtaining the XBRL files. We intend to file by the end of the business day, Thursday, October 23, 2014.


Sincerely,

/s/ George E. Harris
Chief Executive Officer